[Wachtell, Lipton, Rosen & Katz Letterhead]

April 27, 2016

VIA EDGAR

Era Anagnosti

Legal Branch Chief, Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed April 6, 2016
File No. 333-209962

Dear Ms. Anagnosti:

On behalf of Huntington Bancshares Incorporated (the “Company” or “Huntington”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s amended registration statement on Form S-4 filed with the Commission on April 6, 2016 (the “First Amended Registration Statement”) contained in your letter dated April 18, 2016 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the First Amended Registration Statement (“Amendment No. 2”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Greig Consulting Agreement, page 92

1.	We note your response to our prior comment 3. Given Mr. Greig significant role in negotiating the merger transaction on behalf of First Merit Corporation, Item 18(a)(5)(i) disclosure regarding insiders’ interests in the merger and disclosure of material arrangements between you and affiliates of the company being acquired pursuant to Item 6 of Form S-4, represent disclosure material to an investment decision. Therefore, we believe that the consulting agreement with Mr. Greig is a material agreement to the merger transaction and should be filed an exhibit to your registration statement. Please advise or otherwise file the exhibit.

RESPONSE:

As discussed with the Staff, the Company respectfully advises the Staff that the disclosure on pages 92, 93, 94, and 102 has been revised in response to this comment.

Exhibit 5.1

2.	Please have counsel remove assumptions 6 and 7 from its legal opinion. Refer to Staff Legal Bulletin No.19, Section II.B.3(a).

RESPONSE:

The Company respectfully advises the Staff that Exhibit 5.1 has been revised in response to this comment.

Exhibit 8.1– Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters

Exhibit 8.2 – Opinion of Sullivan & Cromwell LLP regarding certain tax matters

3.	We note that each counsel has provided a short form opinion as contemplated by Section III.B of Staff Legal Bulletin No.19. As such, please have each counsel revise its respective tax opinion to state that the tax disclosure in the prospectus represents the opinion of counsel.

RESPONSE:

The Company respectfully advises the Staff that Exhibits 8.1 and 8.2 have been revised in response to this comment.

****

In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at NGDemmo@wlrk.com, or my colleague Mark F. Veblen at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Via E-mail
Richard A. Cheap, Huntington Bancshares Incorporated
Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz
Mark F. Veblen, Wachtell, Lipton, Rosen & Katz
Carlton E. Langer, FirstMerit Corporation
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mark J. Menting, Sullivan & Cromwell LLP
Jared M. Fishman, Sullivan & Cromwell LLP

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